Troutman Pepper Hamilton Sanders LLP 600 Peachtree Street NE, Suite 3000 Atlanta, GA 30308-2216 troutman.com

Paul Davis Fancher

paul.fancher@troutman.com

October 4, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: William Schroeder and Michael Volley

Re:	Atlanticus Holdings Corporation Form 10-K for Fiscal Year Ended December 31, 2023 Form 10-Q for Fiscal Quarter Ended June 30, 2024 File No. 001-40485

Dear Mr. Schroeder and Mr. Volley:

This letter is being submitted in response to the comments provided by the Staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “SEC”) set forth in your letter dated September 6, 2024 (the “Comment Letter”) to William R. McCamey, Chief Financial Officer of Atlanticus Holdings Corporation (the “Company”), with respect to the Form 10-K for the fiscal year ended December 31, 2023 (the “Form 10-K”) and the Form 10-Q for the fiscal quarter ended June 30, 2024 (the “Form 10-Q”).

We are authorized by the Company to provide the responses contained in this letter on its behalf. The terms “we,” “us,” and “our” in the responses refer to the Company. For your convenience, we set forth each comment from the Comment Letter in bold typeface and include the Company’s response below it. The numbered paragraphs in this letter correspond to the numbered paragraphs of the Comment Letter. We have indicated new and revised disclosure in future SEC filings with underlining.

United States Securities and Exchange Commission October 4, 2024 Page 2

Form 10-K for Fiscal Year Ended December 31, 2023

Business, page 1

1.

Considering that your five largest retail partners accounted for over 70% of your outstanding private label credit receivables, for each material concentration related to merchants, please tell us and revise future filings to disclose the amount of private label receivables purchased from each merchant for each period presented.

Company Response:

Our bank partner originates receivables through various retail partners. Through agreements with our bank partner we, in turn, acquire a portion of these receivables for which we provide marketing and servicing functions. The volume of receivables purchased each period varies based on a number of factors including seasonal consumer purchase patterns and growth (or contraction) within merchant retail locations. Further impacting receivable purchase amounts each period are consumer application volumes that retail partners may direct to our bank partners versus competitors who offer similar financing products to those retail merchant partners. The volumes of consumer applications allocated to direct competitors are generally not shared with us by our retail partners. We believe that the disclosure of our purchase amounts associated with specific retail partners would put us at a competitive disadvantage allowing our competitors to discern relative volume allocations which could drive changes in their underwriting and pricing approach.

In future filings we will revise our disclosure to include the following:

“Our top five retail partnerships accounted for over 70% of the above-referenced Retail period-end managed receivables outstanding as of June 30, 2024. The volume of receivables purchased each period varies based on a number of factors including seasonal consumer purchase patterns and growth (or contraction) within merchant retail locations. Further impacting receivable purchase amounts in a period are consumer application volumes that retail partners may direct to our bank partners versus competitors who offer similar financing products to those retail merchant partners. During the three months ended June 30, 2024, we had purchases from our top five retail partners of $35.3 million, $56.2 million, $90.8 million, $122.5 million and $449.1 million. During the six months ended June 30, 2024, we had purchases from our top five retail partners of $77.7 million, $104.3 million, $189.2 million, $238.8 million and $792.7 million. During the three months ended June 30, 2023, we had purchases from our top five retail partners of $42.3 million, $48.1 million, $98.4 million, $116.3 million and $343.6 million. During the six months ended June 30, 2023, we had purchases from our top five retail partners of $59.2 million, $66.1 million, $222.1 million, $222.2 million and $655.7 million.”

United States Securities and Exchange Commission October 4, 2024 Page 3

2.	Please revise to disclose the brands your products are sold under (e.g., Aspire, Imagine, Fortiva, Curae, etc.) and describe the various markets that they serve.

Company Response:

In future filings we will revise our disclosure to include the following:

“Currently, within our Credit as a Service ("CaaS") segment, we apply our technology solutions, in combination with the experiences gained, and infrastructure built from servicing over $40 billion in consumer loans over more than 25 years of operating history, to support lenders in offering more inclusive financial services. These products include private label credit cards using the Fortiva and Curae brand names as well as merchant associated brands. Our general purpose credit cards use the Aspire, Imagine and Fortiva brand names. Private label credit products associated with the healthcare space are generally issued under the Curae brand while all other retail partnerships, including those in consumer electronics, furniture, elective medical procedures, and home-improvements use the Fortiva brand or use our retail partners’ brands.”

3.	Please tell us and revise future filings to provide additional information related to your arrangements with issuing bank partners, including but not limited to:

●	identifying your major bank partners;
●	clarifying if each bank partner sells both types of receivables to you;
●	clarifying if they pay anything to utilize the flexible technology solutions you provide to them;
●

clarifying the key terms of any contracts, including the length of term of each contract, whether they must exclusively sell receivables originated with your flexible technology solutions to you, and how the price paid for receivables is determined; and

●	clarifying the economics for the banks that utilize your technology and sell receivables to you (e.g., whether you pay them a fee, whether they retain a participation in the receivable, etc.).

Company Response:

We will include additional information with respect to the activities and general economics of our bank partners as indicated below. With respect to specific economics underlying our bank partner agreements, we do not disclose certain information as this disclosure would cause competitive harm to the Company if publicly disclosed. We filed both the Amended and Restated Program Management Agreement and Amended and Restated Receivable Sales Agreement (and related amendments) with the Bank of Missouri as exhibits 10.1 – 10.2(a) to our Form 10-Q filed on August 14, 2020. The agreements with WebBank are currently not considered material to the Company as our relationship with WebBank is new and only accounted for 5.2% of receivables purchased in the six months ended June 30, 2024.

United States Securities and Exchange Commission October 4, 2024 Page 4

In future filings we will revise our disclosure to include the following:

“Both private label and general purpose card products are originated by The Bank of Missouri and general purpose card products are also originated by WebBank (collectively, our “bank partners”). Our bank partners originate these accounts through multiple channels, including retail and healthcare point-of-sale locations, direct mail solicitation, digital marketing and partnerships with third parties. The services of our bank partners are often extended to consumers who may not have access to financing options with larger financial institutions. Our flexible technology solutions allow our bank partners to integrate our paperless process and instant decisioning platform with the existing infrastructure of participating retailers, healthcare providers and other service providers. Using our technology and proprietary predictive analytics, lenders can make instant credit decisions utilizing hundreds of inputs from multiple sources and thereby offer credit to consumers overlooked by many providers of financing who focus exclusively on consumers with higher FICO scores. Atlanticus’ underwriting process is enhanced by machine learning, enabling lenders to make fast, sound decisions when it matters most.

We are principally engaged in providing these products and services to lenders in the U.S. for which these lenders pay us a fee and in most circumstances, the lenders are then obligated to sell us the receivables they generate from these products and services. We acquire these receivables for the principal amount of the loan less any up-front fees and any third party or merchant fees associated with the receivables. We compensate our bank partners monthly for the regulatory oversight they provide associated with our acquired receivables, the underlying accounts of which they continue to own and service, and also based on variable levels of the underlying performance of the acquired receivables. From time to time, we also purchase receivables portfolios from third parties. In this Report, "receivables" or "loans" typically refer to receivables we have purchased from our bank partners or from third parties.”

United States Securities and Exchange Commission October 4, 2024 Page 5

4.

Please tell us and revise future filings to provide additional information, in separately captioned sections, related to your purchases of private label credit receivables and credit card receivables. For private label credit receivables:

●

Clarify the economics and related financial reporting of a typical transaction. For example, for a $1,000 purchase by a customer at a merchant, clarify the typical amount the bank pays to the merchant (e.g., significant discount, slight discount, face value, etc.), and clarify the typical amount you pay to the bank.

●

Clarify how your typical purchase price relates to the fair value recognized on day one and the face amount of the contractual amount due from the customer. Clearly, indicate whether you typically recognize a “day one gain” based on the fair value being greater than your purchase price.

●	Describe what merchant fees are, any other typical material fees, and how they impact the economics and financial reporting of the transaction.
●	Describe the level of fees recognized on day one as compared to the total contractual amount due and also compared to typical finance charges expected to be collected over the term of the agreement.
●	Describe the contractual term of a typical transaction.

For credit card receivables:

●	Describe the typical amount of annual and/or monthly fees and any other material fees.
●

Clarify the economics and financial reporting of a typical transaction. For example, clarify if annual fees and monthly fees are recognized on day one, potentially prior to any purchases on the card, clarify if your purchase price is less than, equal to, or greater than the gross amount of the customer purchase.

●	Describe whether you typically recognize a day one gain based on the fair value being greater than your purchase price.

Company Response:

There is significant variability in the products and services offered by our bank partners. As a result, we believe that providing a single example could be misleading. In order to provide more information about our products and services, in future filings we will add the following:

“The recurring cash flows we receive within our CaaS segment principally include those associated with private label credit and general purpose credit card receivables, and servicing compensation.

United States Securities and Exchange Commission October 4, 2024 Page 6

Private label credit

Our bank partner works with both us and with their retail partners to provide financing options to retail consumers. These financing options vary by retail partner and consists of a range in APRs of 0% - 36% and a range in merchant fees of 0% - 65%. Merchant fees, which vary by retail partner, offset the purchase price our bank partner remits to the retail partner on a consumer transaction. These merchant fees are used to enhance the return on products when contractual APRs or other terms are insufficient due to promotional or other below market pricing retail merchants may offer to consumers (such as 0% APR offers). Financing arrangements may include fees to enhance yields on a product including annual and/or monthly maintenance fees. Additionally, terms of these products offered to consumers may include deferred interest options whereby consumers pay no interest on their purchases over periods ranging from 6-12 months. Terms of these products can range from 12 months to 84 months based on the retail merchant partner. Each offer is customized for retail clients based on the expected performance of the underlying receivables, receivable purchase volumes and overall return requirements. Our flexible technology allows retail partners to present financing offers to their customers through a variety of delivery options including retail point of sale locations, online transactions, or through in home sales. These financing arrangements are based on underwriting standards tailored to each retail partner and are the result of a close collaboration between our bank partners and us to ensure all products are compliant with regulatory requirements and to ensure they provide attractive terms to consumers. When a consumer accepts the terms of a financing arrangement for the purchase of a good or service and completes the underlying transaction, our bank partner forwards the net purchase price (net of merchant or other fees) to the retail partner. Our bank partner is then obligated to sell, and we are obligated to purchase, the receivable (along with rights to all future finance and fee billings associated with the receivable) from our bank partner under similar terms, which best reflects the receivables fair value at the time of acquisition with no gain or loss recognized.

General Purpose Credit Cards

We work closely with our bank partners to assist them in creating general purpose credit card offers. These offers have varying lines of credit ranging from $350 to $3,000, annual percentage rates (“APRs”) ranging from 19.99% to 36%, annual fees ranging from $0 to $175 and monthly maintenance fees ranging from $0 to $15. Our agreements with our bank partners obligate them to sell and for us to acquire the receivables associated with underlying purchases and subsequent fee and finance billings. We acquire these receivables for the principal amount of any related purchase less any up-front or third-party fees associated with the receivables which best reflects the receivables fair value at the time of acquisition with no gain or loss recognized.

As discussed above, our bank partner continues to provide ongoing account management and oversight for these receivables, for which we compensate the bank partner monthly.

United States Securities and Exchange Commission October 4, 2024 Page 7

For both our Private label credit and General purpose credit card purchases from our bank partners, the initial acquisition of receivables is at fair value, with no gain recognized. All finance charges, fees and merchant fees are recognized into earnings through our Consumer loans, including past due fees (interest income, including finance charges, late payment fees on loans and merchant fees), Fees and related income on earning assets (for annual or monthly maintenance fees, cash advance fees and other fees directly associated with the extension of credit) and Other revenue (for interchange and ancillary product offerings such as credit protection), on our Consolidated Statements of Income when they are billed to consumers or, in the case of merchant fees, when the receivable is assessed for fair value. We value these principal and fee receivables within Changes in fair value of loans on our Consolidated Statements of Income to reflect our best estimate ongoing economics and cash flows associated with existing consumer accounts including future estimates of finance and fee billings and consumer payment rates typical of the assumptions a market participant would use to calculate fair value.”

5.	Please tell us and revise future filings to disclose any material impact to your business related to the regulatory guidance issued that affects your issuing bank partners discussed on page 9.

Company Response:

The Company has had adequate time to assess the impact of the guidance issued by the FDIC, the Board of Governors of the Federal Reserve System, and the Office of the Comptroller of the Currency in June 2023 and has determined that it did not result in any material impacts to the Company. In future filings, we will remove this risk factor.

Collection Strategy - CaaS Segment, page 3

6.

We note your disclosure that you “re-age” customer accounts and that this may affect delinquencies and charge-offs, potentially delaying or reducing such delinquencies and charge-offs and that this impact generally changes such delinquencies and charge offs by less than 10% and 5%, respectively. To the extent the impact is material for any period presented, please revise future filings to disclose the amount of receivables re-aged at each period end and quantify the estimated impact to delinquent loans and charge-offs. Please provide us your proposed disclosure, if applicable.

Company Response:

As of June 30, 2024 approximately $27.2 million of receivables had been subject to a re-age that was initiated as part of a collection strategy within the prior six months. This represents 6.7% of all delinquent accounts as of June 30, 2024. Of those accounts, $12.5 million have either subsequently charged off or are currently delinquent and expected to chargeoff (reflecting 2.8% of total chargeoffs during the six months ended June 30, 2024). We do not consider the impact of these re-ages to be materially significant to our reported results of operations, particularly as the expected performance of these accounts are reflected in our overall fair value assumptions which will consider the ultimate collectability of the underlying receivable. We will continue to monitor the impact of these re-ages and modify disclosures if they become material.

United States Securities and Exchange Commission October 4, 2024 Page 8

7.

We note you disclose that, “various factors are relevant in analyzing whether an account is contractually past due.” Please tell us and revise future filings to clarify what factors are analyzed and clarify why there appears to be judgement involved in determining if the cardholder has not made the required payment as of the payment due date.

Company Response:

In addition to the listed factor of making the minimum payment by the payment due date (which is the primary driver to determine whether a cardholder has not made the required payment as of the payment due date), we also consider whether the consumer is part of a credit protection or other assistance program that would allow the consumer to avoid making a payment during the current period. In future filings, we will modify our disclosure to include the following:

“Various factors are relevant in analyzing whether an account is contractually past due which is the trigger for moving receivables through various delinquency stages and ultimately to charge-off status. These can include whether an account has not satisfied its minimum payment due requirement, is part of a collection program or if the account qualifies for other assistance programs that may preclude or defer a payment in a given period, such as a state or national emergency declaration due to weather, public health emergencies or other natural disasters. For private label credit and general purpose credit card accounts, a cardholder's account is considered delinquent if the cardholder is not party to one of the aforementioned scenarios and has not made the required payment as of the payment due date.”

Internet consumers have unique risk profiles and we may not be able to evaluate their creditworthiness, page 6

8.	If material, please revise MD&A to quantify the amounts of receivables acquired over the Internet for each period presented and discuss any trends.

Company Response:

We continue to expand our bank partners’ reach to consumers via the internet. As we have obtained more data associated with the underlying performance of these accounts, we have been able to expand our bank partners’ acquisition of accounts through this channel. We do not believe the financial performance risk associated with the acquisition of these accounts to be materially different than acquisition of receivables through other channels based on our underwriting and risk based pricing. As a result, in future filings we will remove this risk factor.

United States Securities and Exchange Commission October 4, 2024 Page 9

Management’s Discussion and Analysis of Financial Condition and Results of Operations - Changes in fair value of loans, page 25

9.

Please revise future filings to disclose the material components, as disclosed on page F-17, presented in “Changes in fair value of loans at fair value” for each period presented and discuss any trends.

Company Response:

In future filings, we will revise our discussion within Management's Discussion and Analysis of Financial Condition and Results of Operations - Changes in fair value of loans, to include qualitative discussion on changes to the unobservable inputs including Gross yield, net of finance charge charge-offs, Payment rate, Expected net principal credit loss rate, Servicing rate and Discount rate.

This revised disclosure would be as follows (below discussion is as of June 30, 2024):

“Changes in fair value of loans. The increase in Changes in fair value of loans was largely driven by growth in the underlying receivables (as noted above) as well as changes in assumptions due to recent rules enacted by the CFPB, which, if implemented, would limit the late fees charged to consumers in most instances. For all periods presented, we included asset performance degradation in our forecasts to reflect both changes in assumed asset level economics and the possibility of delinquency rates increasing in the near term (and the corresponding increase in charge-offs and decrease in payments) above the level that current trends would suggest. In recent periods we have removed some of this expected degradation based on observed asset stabilization, implementation of mitigants to a potential change in late fee billings and general improvements in U.S. economic expectations due to the improved inflation environment. See Note 6 "Fair Values of Assets and Liabilities" included herein for further discussion of this calculation. For credit card receivables for which we use fair value accounting, we expect our change in fair value of credit card receivables recorded at fair value to increase commensurate with growth in these receivables. We may, however, adjust our forecasts to reflect macroeconomic events. Thus, the fair values are subject to potentially high levels of volatility if we experience changes in the quality of our credit card receivables or if there are significant changes in market valuation factors (e.g., interest rates and spreads) in the future. Tightened underwriting standards adopted during the second quarter 2022 (and continued in subsequent quarters) shifted new receivable acquisitions to consumers at the higher end of the FICO band in which our bank partners participate, which we expect will lead to improved overall performance of our acquired receivables. As these assets become a larger portion of our outstanding portfolio and existing assets negatively impacted by inflation gradually become a smaller portion of the outstanding portfolio, we expect to see overall improvements in the measured fair value of our acquired receivables. As part of our analysis to determine the fair value of our receivables, we look at several key factors that influence the overall fair value.

United States Securities and Exchange Commission October 4, 2024 Page 10

Qualitative discussion of these factors is as follows:

Gross yield, net of finance charge chargeoffs – We utilize gross yield, net of finance charge chargeoffs in our fair value assessments to best reflect the expected net collected yield on fee billings on our receivables. As the size and makeup of our portfolio fluctuates, or as we experience periods of growth or decline in our acquisition of new receivables, this rate can fluctuate. We have experienced marginal declines in our weighted-average, Gross yield, net of finance charge chargeoffs rate used in our fair value calculations as of June 30, 2024, when compared to rates used as of June 30, 2023 and the first quarter of 2024 largely due to a shift in retail credit receivables acquired that tend to have lower effective yields but also for which we have limited loss exposure due to agreements with retail partners. Our general purpose credit card receivables have experienced an increase in this same rate for the noted periods due to the aforementioned product, policy and pricing changes and tightened underwriting standards. As the acquisition of our retail credit receivables, particularly those noted above, is largely seasonal in nature, we expect this weighted average rate to decrease through the third quarter of 2024 before stabilizing, as new receivables acquired (largely new credit card receivables) become a larger proportion of our overall pool of receivables.

Payment Rate – Our total portfolio payment rate has declined marginally over time largely due to the increased relative weight of acquisitions of retail credit receivables to our overall pool of receivables. These receivables tend to include less finance and fee billings which factor into monthly payment amounts (due to associated merchant fee billings that provide us adequate returns on the receivables) and have payment terms that extend over longer periods. As a result, payment rates on retail credit receivables are naturally lower than those associated with our general purpose credit card receivables. This was particularly influenced by strong growth in the aforementioned retail credit receivables acquired during the second quarter that have limited loss exposure and tend to have longer associated terms and lower effective payment rates. This decline in payment rates is not evident in our credit card portfolio which has maintained relatively stable payment rates over the three and six months ended June 30, 2024 and 2023.

Servicing Rate – Our servicing rate has declined marginally over time as we continue to implement processes and strategies to more efficiently and effectively service the accounts underlying our outstanding receivables portfolios. As delinquent accounts tend to have a higher cost of servicing, recent trending declines in our receivables that are 90 or more days past due also has resulted in lower expected future costs. We expect our servicing rate will remain relatively consistent over the next several quarters.

United States Securities and Exchange Commission October 4, 2024 Page 11

Expected Net Principal Credit Loss Rate – Our Expected net principal credit loss rate is chiefly impacted by the relative makeup of receivables within our pools. As we have acquired a higher number of receivables associated with our retail credit accounts for which we have limited loss exposure due to agreements with retail partners, particularly in the second quarter of 2024, our Expected net principal credit loss rate has decreased marginally. Additionally, we have noted reductions in the Expected net principal credit loss rate associated with our general purpose credit card receivables, which have shown (and are expected to continue to show) continued overall improvements in delinquency rates. As the acquisition of our retail credit receivables, particularly those noted above, is largely seasonal in nature, we expect this weighted average rate to marginally decrease through the third quarter of 2024 before stabilizing, as new receivables acquired (largely new credit card receivables) start to become a larger proportion of our overall pool of receivables.

Discount Rate – Our weighted average discount rate has remained relatively consistent over the past several quarters (and is expected to continue to remain consistent). Primarily impacting modest shifts in our weighted average discount rate are mix shifts in the type of receivables acquired, as different receivable types (general purpose credit card receivables versus retail credit receivables) have different expected return requirements used by third-party market participants. As we have acquired a higher number of receivables associated with our retail credit accounts for which we have limited loss exposure due to agreements with retail partners, our weighted average discount rate has decreased marginally. We consider asset specific financing costs associated with our receivables (coupled with our internal cost of equity capital in agreements that require credit enhancements) as the best indicator of return requirements used by third-party market participants. Recent indications by the Federal Reserve of decreased interest rates could lead to further reductions in our weighted average discount rate if we see a corresponding decrease in return requirements used by third-party market participants.”

10.

We note your disclosure that you adopted “tightened underwriting standards” during the second quarter of 2022. Please tell us and revise future filings to explain any material changes to underwriting standards during any period presented, why you made them and the impact to financial and operating trends.

Company Response:

Underwriting standards are developed in close collaboration with our bank and retail partners. We routinely modify these standards to reflect actual performance noted in the receivables portfolios or based on management’s beliefs with regard to future economic uncertainty. As economic uncertainty increased in early 2022, management tightened its underwriting standards, the net result of which was to reduce financing products our bank partners offered to consumers at the lower end of the FICO bands. The impact of these changes was to initially slow the pace of growth in our receivables but to increase the overall expected performance of the underlying receivables. In future filings we will modify our disclosure within Management's Discussion and Analysis of Financial Condition and Results of Operations - Changes in fair value of loans, to include the proposed disclosure provided in our response to Comment 9 above.

United States Securities and Exchange Commission October 4, 2024 Page 12

11.

We note from page 11 of your March 31, 2022 Form 10-Q and page 17 of your June 30, 2022 Form 10-Q that the weighted average discount rate used in your discounted cash flow valuation model for Level 3 loans accounted for at fair value decreased from 12.7% in the first quarter of 2022 to 10.1% in the second quarter of 2022. We also note your disclosure on page 25 that the reduction reflected the asset level returns you believe would be required by market participants based on an asset backed securitization agreement entered into during that period. Please revise future filings to more comprehensively discuss the changes in the fair value of loans, the key drivers of the changes, and the underlying reasons for changes in inputs or other factors that drove the changes. Additionally, specifically discuss changes in your discount rates in each period presented and the impact on financial results, if material.

Company Response:

The method used to determine an appropriate discount rate (which best approximates the returns required by a purchaser of the receivables) requires a significant amount of judgement by Company management. As there is no public market to support sales of similar assets, we use several different factors to support our internal assessments of market-based return requirements, which are based on required returns on the underlying assets. This includes (in periods where available), recent securitizations of assets, our internal weighted average cost of capital, and the internal rates of return requirements on the underlying assets, among others. We believe that the best third-party indicator among these examples to support management’s conclusions is recent securitizations, when available. When coupled with internal weighted average costs of capital, these securitizations take into consideration market perceived risks associated with the underlying collateral and return requirements of investors. As such, in periods where recent securitizations have taken place (such as occurred in the second quarter of 2022), we consider the pricing of these securitizations as additional evidence to support management’s return assumptions. As these securitizations do not always take place during fair value measurement periods and all may have unique conditions specific to each securitization (such as concentration limits, yield requirements for underlying collateral, guarantees, etc.) we do not solely rely on these securitizations for our entire portfolio. This methodology has been consistent for 2022, 2023 and the first half of 2024.

United States Securities and Exchange Commission October 4, 2024 Page 13

As federal funds rates declined, we did not provide a corresponding drop in our applied discount rate even as investor return requirements fell during those periods. We elected not to lower our discount rate during that period due to the ongoing uncertainty relative to future market conditions and market fears of an economic recession. Much of this uncertainty abated by the second quarter of 2022 as evidenced by the Federal Reserve increasing borrowing costs. As this market uncertainty abated, management believed it was appropriate to partially reduce the discount rate to reflect the overall lower market returns required at that time, but still reflective of anticipated increases in borrowing rates. As the Federal Reserve increased rates, we were able to maintain our discount rates throughout these increased rate periods. We continue to closely monitor market returns largely based on securitizations and based on our most recent securitizations in November 2023 and May 2024, the applied discount rate (adjusted for the additional corporate level cost of capital) is still appropriate.

In future filings within Management's Discussion and Analysis of Financial Condition and Results of Operations - Changes in fair value of loans, we will modify our disclosure to include the proposed disclosure provided in response to Comment 9 above.

12.	Specific to the change in the weighted average discount rate in the second quarter of 2022, please tell us in detail and revise future filings as needed related to the following:

●	explain why the asset backed securitization agreement was appropriate to use as a basis for your discount rate,
●	explain if you previously used and have continued to use your securitizations as a basis for your discount rate,
●	explain how you considered any terms in the securitization, that are not present in the receivables, which impacted the interest rates on the debt (e.g., credit enhancements, guarantees, etc.), and
●	explain any other factors that you considered in determining to change the discount rate at June 30, 2022.

Company Response:

See our response to Comment 11 above.

United States Securities and Exchange Commission October 4, 2024 Page 14

Non-GAAP Financial Measures, page 26

13.

We note you have used multiple descriptions for the same line item in the table on page 26 including, “Loans, interest, and fee receivable, at face value,” “Loans at amortized cost,” and “Total Managed Receivables” in your September 30, 2023 Form 10-Q, December 31, 2023 Form 10-K, and June 30, 2024 Form 10-Q, respectively. Please tell us and revise future filings to ensure your description is appropriate and consistent, and revise to more clearly identify the components and measurement of the components included in this line item. Please also clearly describe what is included in “billings.”

Company Response:

As of the June 30, 2024 filing on Form 10-Q, we have conformed our labeling to ensure consistency throughout the report.

In future filings, we will ensure that the description used is consistent throughout the report and labeling remains clear. We will also include the following additional disclosure to ensure that managed receivables are clearly defined in Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations — Consolidated Results of Operations – CaaS Segment – Non-GAAP Financial Measures:

“As discussed above, our managed receivables data differ in certain aspects from our GAAP data. First, managed receivables data are based on fee billings. Fee billings include finance charges, late fee billings, annual fees, monthly maintenance fees and other ancillary product enhancements. Managed receivables data are also based on actual charge-offs as they occur and without regard to any merchant fees, changes in fair value of loans or changes in our allowances for credit losses (in periods where applicable).”

14.	Please tell us and revise future filings to explain why the fair value of your loans is lower than the amount described as managed receivables.

Company Response:

Managed receivables reflect the aggregate unpaid gross balance due from a consumer for principal purchases and subsequent fees or finance charges, without regard to potential credit losses, deferred revenue. merchant fees or fair value marks. When calculating the fair value of these receivables, we determine the expected cash flows associated with the receivable and discount these cash flows to reflect our estimate of what a willing buyer would pay to acquire the receivable at a given measurement period. Since many of the retail receivables we acquire are subject to incentive pricing in the form of a merchant fee and purchased for less than the principal amount of the receivable, which often constitutes a large portion of the potential return on the acquisition, the fair value of these receivables may be below the gross receivable balance. In future filings, we will include the following additional language within Note 6. Fair Values of Assets and Liabilities:

United States Securities and Exchange Commission October 4, 2024 Page 15

“Loans at Fair Value.

The fair value of Loans at fair value is based on the present value of future cash flows using a valuation model of expected cash flows and the estimated cost to service and collect those cash flows. We estimate the present value of these future cash flows using internally-developed estimates of assumptions third-party market participants would use in determining fair value, including estimates of credit losses, payment rates, servicing costs, discount rates and yields earned on retail credit and general purpose credit card receivables. We forecast the cash flows underlying our fair value assessment based on the individual offer type (in the case of general purpose credit cards) or by specific offers at our retail partners (for private label credit). While overall product return requirements among the offer types may be similar, the individual product offerings necessary to achieve those returns is often unique to each offer and retailer based on several factors, including acceptance rates of the offers by consumers and underlying consumer performance data which varies by offer type.

Our fair value models include market degradation to reflect the possibility of delinquency rates increasing in the near term (and the corresponding increase in charge-offs and decrease in payments) above the level that current trends would suggest. Recent rules enacted by the CFPB, which, if implemented, would limit the late fees charged to consumers in most instances, are expected to adversely impact the revenue recognized on our receivables. In order to mitigate these impacts, our bank partners have taken a number of steps, from modifying products and policies (such as further tightening the criteria used to evaluate new loans) to changing prices (including increasing interest rates and fees charged to consumers). We believe these product, policy and pricing changes will offset the negative impact of reduced late fees. The changes will take several quarters to fully implement. These modifications could result in changes to certain estimates such as credit losses, payment rates, servicing costs, discount rates and yields earned on credit card receivables and affect the reported amount (and changes thereon) of our Loans at fair value on our condensed consolidated balance sheets and condensed consolidated statements of income. Our Loans at fair value are typically lower than the aggregate unpaid gross balance of the underlying loans primarily due to merchant fees we obtain associated with the acquisition of retail credit receivables. These merchant fees ensure that we achieve adequate returns on the investment in the receivables. As these merchant fees reduce the amount of cash we use to acquire the receivable, it is not always necessary for us to collect the gross balance of the underlying receivable to achieve desired returns. As such, when we discount the expected cash flows of our loans at fair value, the net present value of the receivable is often below the gross receivable”

United States Securities and Exchange Commission October 4, 2024 Page 16

15.

Please tell us why you label the columns as “Fair Value Receivables” in the tables on page 28 since these appear to be on a managed basis which appear to be on a non-fair value basis. Alternatively, revise future filings as needed.

Company Response:

In future filings, we will refer to the column as “Managed Receivables”.

Critical Accounting Estimates - Measurements for Loans at Fair Value, page 37

16.	Please tell us and revise future filings to disclose how you determine each pool of receivables used in your fair value measurement.

Company Response:

Our bank partners use a variety of product offerings in their marketing efforts. These offerings are based on the performance expectations of the associated receivables coupled with specific product offering requirements in the case of retail merchant partners. As there are multiple products and offers typically based on the expected performance criteria of the end consumer, we aggregate loans by product type or by retail merchant partner when assessing fair value. If multiple product offerings or types share similar performance criteria we may further aggregate those receivables into one group for fair value measurement. In future annual reports on Form 10-K we will include the following in Critical Accounting Estimates - Measurements for Loans at Fair Value:

“Measurements for Loans at Fair Value

Our valuation of loans at fair value is based on the present value of future cash flows using a valuation model that calculates expected cash flows and the estimated cost to service and collect those cash flows. Our valuation models use inputs that are not observable but reflect our best estimates of the assumptions a market participant would use to calculate fair value. These internally-developed estimates of assumptions third-party market participants would use in determining fair value, including estimates of gross yield billed by our bank partner, purchase and payment rates by consumers, expected credit loss rates due to nonpayment on the receivables, expected servicing costs to collect cash flows, and discount rates which estimate required returns by a purchaser of expected cash flows. Expected purchase rates by consumers reflect expected purchases from our bank partners associated with the expected subsequent purchase of goods or services by consumers on open lines of credit existing as of the valuation date. These expected subsequent purchases impact both the total amount of cash investment in the receivables as well as the expected cash flows for additional fees and finance billings associated with those expected subsequent purchases. We forecast our cash flows based on the individual offer type (for both general purpose credit cards and private label credit) or if two or more offer types share similar performance criteria we may further aggregate those receivables into a single pool for evaluation. While product return requirements among different offers is similar, the individual product offerings (APR, merchant fees, annual fees, etc.) necessary to achieve those returns is often unique to each offer and retailer based on several factors including acceptance rates of the offers by consumers and consumer performance data which often varies by offer type. For each of these identified pools, valuation models are then used to calculate a stream of expected cash flows which are then discounted to derive a net present value.

United States Securities and Exchange Commission October 4, 2024 Page 17

The estimates for the above mentioned assumptions significantly affect the reported amount (and changes thereon) of our loans at fair value on our consolidated balance sheets and consolidated statements of income. For more information regarding the potential impact that changes in these key inputs might have on our Income before income taxes on our Consolidated Statements of Operations, refer to Part II, Item 7A “Quantitative and Qualitative Disclosures About Market Risk” in our Form 10-K for the year ended December 31, 2023.”

17.

Please tell us and revise future filings to clarify how you consider “purchase rates by consumers” in your fair value measurement. Clarify if you purchase the credit card accounts, including future purchases, or simply the amount due at the purchase date.

Company Response:

Our fair value assessments review receivables acquired as of the measurement date as well as expected subsequent purchases on those accounts. These expected subsequent purchases are subject to the credit terms and conditions of each consumer and increase the principal amount owed by a consumer. These new receivables are also subject to subsequent fee and finance billings which impact the total expected cash flows used in our discounted cash flow analysis.

Once a consumer makes a purchase (either initial purchase or a subsequent purchase), either through a retail credit or general purpose credit card, underlying an account owned by one of our bank partners (and for which we have an agreement to acquire the receivables thereon), we purchase the receivable. The underlying customer account continues to be owned and serviced by the associated bank partner.

United States Securities and Exchange Commission October 4, 2024 Page 18

In future annual reports on Form 10-K we will modify our disclosure in Critical Accounting Estimates - Measurements for Loans at Fair Value to include the proposed disclosure provided in our response to Comment 16 above to clarify how we use purchase rates by consumers in our fair value measurement.

Additionally, in future filings, we will include the proposed disclosure from our response to Comment 3 in ITEM 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations in our Quarterly Report on Form 10-Q and in ITEM 1: Business of our Annual Report on Form 10-K to address the ownership of credit card accounts and expected subsequent purchases.

18.

Please tell us in detail and revise future filings to provide additional detail regarding how you determine the required returns by a purchaser of the expected cash flows which is the basis for your discount rate. Clearly explain if you have changed your methodology or process to estimate the discount rate(s) during 2022, 2023 or 2024 and explain the basis for the change.

Company Response:

See our response to Comment 11 above.

In future filings, we will modify our disclosure within Management's Discussion and Analysis of Financial Condition and Results of Operations - Changes in fair value of loans, to include the proposed disclosure included in our response to Comment 9 above.

Interest Rate Sensitivity and Market Risk - Credit Risk, page 38

19.

Please tell us and revise future filings to clarify why your credit risk for receivables that serve as collateral on debt is limited to repurchase obligations due to fraud or origination defects considering your disclosure on page F-20 that in certain circumstances you guarantee the performance of the underlying debt or agree to contribute additional collateral when necessary which results in retention of exposure to loss that has the potential to be significant.

Company Response:

In our disclosure on Interest Rate Sensitivity and Market Risk - Credit Risk, we bifurcate, in our discussion, the risk associated with non-payment between those assets that are subject to guarantees and those that are not. For those assets that are part of financing structures that do not have guarantees, only the underlying assets serve as collateral. In those scenarios, our only obligations to repurchase receivables would be for obligations due to fraud or origination defects as defined in the loan documents.

United States Securities and Exchange Commission October 4, 2024 Page 19

We currently disclose the following within Item 7A. Quantitative and Qualitative Disclosures About Market Risk - Interest Rate Sensitivity and Market Risk - Credit Risk [emphasis added]:

Credit risk is the risk of default that results from a consumer who is unwilling or unable to pay his or her receivable balance. Most receivables associated with our private label credit and general purpose credit cards serve as collateral on debt for which creditors do not have recourse against the general assets of the Company. As such, for these assets, our credit risk is limited to repurchase obligations due to fraud or origination defects. For those assets that do not serve as collateral for debt or for which creditors on collateralized debt have recourse against the general assets of the Company, we are subject to credit risk to the extent we are not able to fully recover the principal balance of the receivable. We minimize this risk through a robust underwriting and fraud detection process designed to minimize losses and comply with applicable laws and our standards. In addition, we believe this risk is mitigated by our deep experience in customer service and collections from more than 25 years of operations.

Interest Rate Sensitivity and Market Risk - Payment Risk, page 38

20.

Please tell us and revise future filings to clarify how payment risk is different than credit risk. Please tell us how you determined that both assumptions are appropriate to use to estimate the expected cash flows in the fair value measurement of your receivables.

Company Response:

When valuing a set of expected cash flows, payment risk reflects the timing of payments whereas credit risk reflects the ultimate collectability of payments. If payment rates increase, cash flows are received by us in a timelier manner, which could increase the present value of the underlying receivable. Likewise, if the payment rate decreases, it will take longer to collect the underlying cash flows, resulting in a decreased present value of the cash flows.

In future annual reports on Form 10-K, under Interest Rate Sensitivity and Market Risk - Payment Risk, we will add the following language.

United States Securities and Exchange Commission October 4, 2024 Page 20

“Payment risk reflects the risk that changes in the economy could result in reduced payment rates on our receivables, impacting the timing of expected payments from consumers. In a strong economy, consumers' incomes may increase, potentially resulting in increased payment rates. In a weak economy, consumers' incomes may decrease, potentially resulting in decreased payment rates. Reductions in the payment rates mean it will take us longer to collect the underlying cash flows, potentially reducing the fair value of the receivable. Conversely, increases in the payment rate shorten the time period to collect the underlying cash flows, potentially increasing the fair value of the receivable. Similar to our credit risk, we believe this risk is mitigated by our deep experience in customer service and collections from over 25 years of operations. We may also take active and passive account actions including limiting purchases, assessments of additional fees or increases in interest rates if results indicate a possible exposure.”

Financial Statements

Consolidated Statements of Cash Flows, page F-7

21.

Please tell us why you refer to the “accretion of merchant fees” in your Operating activities section since you disclose elsewhere that merchant fees are no longer deferred but are recognized in income at the purchase date.

Company Response:

We currently show the impact associated with the recognition of merchant fees on fair value receivables as a non- cash reduction from net income in our cash flow statement as this fee reduces the amount that our bank partners pay to the retail partner and which we pay to acquire the receivable from our bank partner. As these receivables are accounted for at fair value, these merchant fees are recognized currently within Consumer loans, including past due fees on our Consolidated Statements of Income. Currently we combine the recognition of these fees with the deferred revenue recognition associated with our loans at amortized cost as both reflect non-cash income associated with items that reduce the purchase price of a consumer receivable. In future filings we will add a new line item within the operating section of our cash flow to separately show the accretion of discount associated with receivables purchases and income recognition associated with merchant fees on fair value receivables. As of June 30, 2024, our operating cash flow section (as revised) would include the following two lines: Income from accretion of discount associated with loans at Amortized cost, net and Income from accretion of merchant fees associated with Loans at fair value. For the six months ended June 30, 2024 and 2023 these numbers would be (in thousands) $12,605, $67,061, $11,412 and $71,268, respectively.

United States Securities and Exchange Commission October 4, 2024 Page 21

Revenue Recognition and Revenue from Contracts with Customers, page F-11

22.

Please tell us and revise future filings to more clearly disclose what fees and other items are included in “Consumer Loans, Including Past Due Fees” as compared to “Fees and Related Income on Earning Assets.” For example, we note annual fees are disclosed within both descriptions.

Company Response:

Annual fees are included as a component of Fees and Related Income on Earning Assets. In future filings, we will remove the inadvertent reference to annual fees as a component of Consumer Loans, Including Past Due Fees as follows:

Revenue Recognition and Revenue from Contracts with Customers

Consumer Loans, Including Past Due Fees

Consumer loans, including past due fees reflect interest income, including finance charges, and late fees on loans in accordance with the terms of the related customer agreements. Discounts received associated with auto loans that are not included as part of our Fair Value Receivables are deferred and amortized over the average life of the related loans using the effective interest method. Premiums and merchant fees paid or received associated with Fair Value Receivables are recognized as the receivable is assessed for fair value. Finance charges and fees, net of amounts that we consider uncollectible, are included in loans, interest and fees receivable and revenue when the fees are earned based upon the contractual terms of the loans.

Fees and Related Income on Earning Assets

Fees and related income on earning assets primarily include fees associated with credit products such as annual fee billings and cash advance fees, among others. These fees are assessed on the receivables underlying the private label and general purpose credit cards we service.

Fees are assessed on private label and general purpose credit card accounts underlying our credit card receivables according to the terms of the related agreements and we recognize these fees as income when they are charged to the customers’ accounts. Fees and related income on earning assets, net of amounts that we consider uncollectible, are included in loans, interest and fees receivable and revenue when the fees are earned based upon the contractual terms of the loans.

Other revenue

Other revenue includes revenues associated with interchange revenues, servicing income and ancillary product offerings (primarily associated with a credit protection program offered by our issuing bank partner). We recognize these fees as income in the period earned.

United States Securities and Exchange Commission October 4, 2024 Page 22

Note 6. Fair Values of Assets and Liabilities, page F-16

23.

Please tell us and revise to disclose the amount of the total gains or losses for each period presented that is attributable to the change in unrealized gains or losses relating to those assets held at the end of the reporting period, and the line item(s) in the statements of comprehensive income in which those unrealized gains or losses are recognized. Refer to ASC 820-10-50-2(d) and ASC 820-10-55-101 for guidance.

Company Response:

As the investment in our fair value receivables is ongoing and many of these investments are associated with revolving credit products, we consider all changes in fair value to be associated with either unrealized gains or realized losses (via chargeoffs). We disclose these amounts in Note 6 “Fair Value of Assets and Liabilities”. In future filings, we will revise the following table to more clearly disclose the composition of the line item in the Condensed Consolidated Statements of Income:

“For Level 3 assets carried at fair value measured on a recurring basis using significant unobservable inputs, the following table presents (in thousands) a reconciliation of the beginning and ending balances for the six months ended June 30, 2024 and June 30, 2023:

		Loans at Fair Value
		2024		2023
Balance at January 1,		$2,173,759		$1,817,976
Changes in fair value of loans at fair value, included in earnings	103,326		44,212
Changes in fair value due to principal charge-offs, net of recoveries	(322,174)		(256,000)

Changes in fair value due to finance and fee charge-offs	(126,574)		(115,863)

Total Changes in fair value of loans(1)		(345,422)		(327,651)
Purchases		1,203,662		1,157,313
Finance and fees, added to the account balance		501,038		453,766

Settlements		(1,255,658)		(1,185,341)
Balance at June 30(2),		$2,277,379		$1,916,063

(1) Total Changes in fair value of loans is included in our Condensed Consolidated Statements of Income

(2) As of June 30, 2024 and June 30, 2023, the aggregate unpaid principal balance included within loans at fair value was $2,197 million and $1,967 million, respectively.

United States Securities and Exchange Commission October 4, 2024 Page 23

24.

We note your disclosure that, “For our loans, interest and fees receivable ... we assess the fair value of these assets based on our estimate of future cash flows net of servicing costs, and to the extent that such cash flow estimates change from period to period, any such changes are considered to be attributable to changes in instrument-specific credit risk.” Please tell us why it appears that you attribute all fair value changes to instrument-specific credit risk since we note your disclosure on page F-17 of other inputs that impact your fair value measurements. Alternatively, please revise future filings to disclose the information required by ASC 825-10-50-30.c. Please provide us your proposed revised disclosure, if applicable.

Company Response:

The value of our receivables is based on multiple inputs derived from the underlying performance of our consumers and reflects specific attributes that are directly attributable to the underlying consumer credit risk. We think of all these risks, collectively, as “credit risk” as all the inputs impact the ultimate collectability of the receivable. As such, gross yield net of finance charge chargeoffs (including late fees or interest charges on outstanding balances), payment rates, servicing rates and expected net principal credit loss rates that vary based on the delinquency or payment behavior of a consumer along with the discount rate are all impacted by the associated credit risk of a consumer.

In future filings we will revise our disclosure in Note 6. Fair Values of Assets and Liabilities, to include the following:

“Gross yield net of finance charge chargeoffs (including late fees or interest charges on outstanding balances), payment rates, servicing rates and expected net principal credit loss rates vary based on the delinquency or payment behavior of a consumer and impact the return rate third-party market participants would require. As such, we consider all of these risks as “credit risk”. For our loans included in the above table, we assess the fair value of these assets based on our estimate of future cash flows net of servicing costs, and to the extent that such cash flow estimates change from period to period, any such changes are considered to be attributable to changes in instrument-specific credit risk.”

25.

Please tell us why you net finance charge charge-offs in your disclosure related to the gross yield unobservable input and how this is consistent with the guidance in ASC 820-10-50-2.bbb. Alternatively, please revise future filings to disclose the expected finance charge credit loss rate separately.

Company Response:

We utilize gross yield, net of finance charge chargeoffs in our fair value assessments to best reflect the expected net collected yield on fee billings on our receivables. We believe that this “net” rate better reflects how management views the performance of the underlying receivables and associated ultimate cashflows. Commencing March 31, 2024, we discontinued the voluntary quantitative disclosure of the significant unobservable inputs used in our fair value measurements. As we elected fair value accounting under ASC 825 (as amended by ASU 2016-01), we follow the disclosure guidance prescribed there. Per ASC 825-10-50-31:

United States Securities and Exchange Commission October 4, 2024 Page 24

“In annual periods only, an entity shall disclose the methods and significant assumptions used to estimate the fair value of items for which the fair value option has been elected. For required disclosures about the method(s) and significant assumptions used to estimate the fair value of financial instruments, see paragraph 820-10-50-2(bbb) except that an entity is not required to provide the quantitative disclosures about significant unobservable inputs used in fair value measurements categorized within Level 3 of the fair value hierarchy required by that paragraph.”

We will continue to provide qualitative disclosure about the fair value inputs within our model as disclosed in our reports on Form 10-Q for the quarters ended March 31, 2024 and June 30, 2024. Additionally, in future filings we will modify our disclosure within Management's Discussion and Analysis of Financial Condition and Results of Operations - Changes in fair value of loans, to include the proposed disclosure provided in our response to Comment 9 above.

Note 8. Variable Interest Entities, page F-20

26.

Please tell us in detail and revise future filings to more clearly disclose what exposure to loss you have that has the potential to be significant in circumstances where you do not guarantee the performance of the underlying debt or agree to contribute additional collateral when necessary.

Company Response:

In conducting its analysis of variable interest entities, the Company concluded that it was the primary beneficiary of its variable interest entities and consolidated them. We have provided voluntary disclosure associated with the exposure to loss related to these VIEs that we will remove in future filings. For the prior periods where this disclosure was provided, our calculation of the maximum exposure to loss included the underlying debt (and any accrued interest thereon) in situations where we guaranteed the underlying performance of the debt and in instances where the debt was not guaranteed, we included the book value of the underlying assets held by the VIE which served as collateral for the associated note.

Form 10-Q for Fiscal Quarter Ended June 30, 2024

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22

United States Securities and Exchange Commission October 4, 2024 Page 25

27.

Please revise future filings to discuss material changes in results of operations with respect to the most recent quarter for which the statement of statement of income is provided. Refer to Item 303(c)(2)(ii) of Regulation S-K for guidance.

Company Response:

In future filings we will include discussion on material changes in results of operations for both the current quarter and year to date. Proposed revisions (as of June 30, 2024) are as follows:

Three and Six Months Ended June 30, 2024, Compared to Six Months Ended June 30, 2023

Total operating revenue. Total operating revenue consists of: 1) interest income, finance charges and late fees on consumer loans, 2) other fees on credit products including annual, monthly service and merchant fees and 3) ancillary, interchange and servicing income on loan portfolios.

Period-over-period results primarily relate to growth in private label credit and general purpose credit card products, the receivables of which increased to $2,414.7 million as of June 30, 2024 from $2,173.4 million as of June 30, 2023. We experienced modest growth in total operating revenues for both our general purpose credit card and our private label credit receivables for the three and six months ended June 30, 2024 when compared to the same periods in 2023. This increase is primarily due to consistent quarterly growth in new credit card customers serviced and seasonally driven growth with private label credit receivables but is also reflective of increased fee and finance pricing requirements for all new receivable acquisitions in response to increased costs of capital used to finance these receivable acquisitions. Additionally, growth within our private label credit receivables for the first and second quarters of 2024 was largely due to continued growth associated with our largest existing retail partners, growth which typically increases late in the second quarter and into the third quarter of each year based on our retail partners' seasonal sale cycles.

United States Securities and Exchange Commission October 4, 2024 Page 26

The relative mix of receivable acquisitions can lead to some variation in our corresponding revenue as general purpose credit card receivables typically generate higher gross yields than private label credit receivables do. We are currently experiencing continued period-over-period growth in private label credit and general purpose credit card receivables and to a lesser extent in our CAR receivables—growth that we expect to result in net period-over-period growth in our total interest income and related fees for these operations throughout 2024. Future periods’ growth is also dependent on the addition of new retail partners to expand the reach of private label credit operations as well as growth within existing partnerships and the level of marketing investment for the general purpose credit card operations. Other revenue on our condensed consolidated statements of income consists of ancillary, interchange and servicing income. Ancillary and interchange revenues are largely impacted by growth in our receivables as discussed above, and recent new product offerings to consumers also resulted in a modest increase in this category of revenues for the three and six months ended June 30, 2024 when compared to the same periods in 2023 (See Note 2, "Significant Accounting Policies and Condensed Consolidated Financial Statement Components " to our condensed consolidated financial statements for additional information related to this revenue from contracts with customers). Interchange fees are earned when customers we serve use their cards over established card networks. We earn a portion of the interchange fee the card networks charge merchants for the transaction. We earn servicing income by servicing loan portfolios for third parties. Unless and/or until we grow the number of contractual servicing relationships we have with third parties or our current relationships grow their loan portfolios, we will not experience significant growth and income within this category. The above discussions on expectations for finance, fee and other income are based on our current expectations. Recent rules enacted by the Consumer Financial Protection Bureau ("CFPB"), which, if implemented, would limit the late fees charged to consumers in most instances, are expected to adversely impact the revenue recognized on our receivables. In order to mitigate these impacts, we have worked collaboratively with our bank partners to assist them in taking a number of steps, from modifying products and policies (such as further tightening the criteria used to evaluate new loans) to changing prices (including increasing interest rates and fees charged to consumers). While our bank partners have the flexibility to unilaterally make changes to program offerings and must approve all changes to existing or new program offerings, we would only be obligated to acquire receivables originated by the bank that utilized mutually agreed upon underwriting standards. We believe these product, policy and pricing changes will offset the negative impact of a reduced late fee. The changes will take several quarters to fully implement.

For more information, refer to Part II, Item 1A "Risk Factors" and, in particular, "The CFPB recently issued a final rule regarding credit card late fees, which represents a significant departure from the rules that are currently in effect. The rules are currently enjoined from implementation. If implemented in the future, we expect the rule would have an adverse impact on our business, results of operations and financial condition for at least the short term and, depending on the effectiveness of our actions taken in response to the rule, potentially over the long term."

Other non-operating revenue. Included within our Other non-operating revenue category is income (or loss) associated with investments in non-core businesses or other items not directly associated with our ongoing operations. None of these companies are publicly-traded and there are no material pending liquidity events. We will continue to carry the investments on our books at cost minus impairment, if any, plus or minus changes resulting from observable price changes.

United States Securities and Exchange Commission October 4, 2024 Page 27

Interest expense. Variations in interest expense are due to new borrowings associated with growth in private label credit and general purpose credit card receivables and CAR operations as evidenced within Note 9, "Notes Payable," to our condensed consolidated financial statements, offset by our debt facilities being repaid commensurate with net liquidations of the underlying credit card, auto finance and installment loan receivables that serve as collateral for the facilities. Outstanding notes payable, net of unamortized debt issuance costs and discounts, associated with our private label credit and general purpose credit card platform increased to $1,816.8 million as of June 30, 2024 from $1,595.8 million as of June 30, 2023. Corresponding interest expense increased $13.7 million and $24.6 million for the three and six months ended June 30, 2024 when compared to the three and six months ended June 30, 2023. The majority of this increase in outstanding debt relates to the addition of multiple credit facilities in 2023 coupled with increased costs of this capital. Recent increases in the effective interest rates on debt have increased our interest expense as we have raised additional capital (or replaced existing facilities) over the last two years. We anticipate additional debt financing over the next few quarters as we continue to grow coupled with increased effective interest rates. As such, we expect our quarterly interest expense for these operations to increase compared to prior periods. Adding to interest expense in 2024, we sold approximately $57.2 million aggregate principal amount of 9.25% Senior Notes due 2029 in January and February of 2024.

Provision for credit losses. Our provision for credit losses covers, with respect to such receivables, changes in estimates regarding our aggregate loss exposures on (1) principal receivable balances, (2) finance charges and late fees receivable underlying income amounts included within our total interest income category, and (3) other fees receivable. Recoveries of charged off receivables, consist of amounts received from the efforts of third-party collectors and through the sale of charged-off accounts to unrelated third parties. All proceeds received associated with charged-off accounts, are credited to the allowance for credit losses.

We have experienced a period-over-period increase in our provision for credit losses primarily associated with increases in loss estimates associated with our Auto Finance segment's floorplan loans. Most risk of loss in our Auto Finance segment is widely diversified. Floorplan loans offered to dealers to finance auto inventory increase our exposure to loss. We take several steps to mitigate this risk including holding title to the underlying collateral, ongoing reassessments of collateral value and regular audits at participating dealer locations. Nevertheless, the timing of losses are difficult to predict. Recent stress noted at some dealer locations is incorporated into our loss estimates, for both the three and six months ended June 30, 2024. See Note 2, "Significant Accounting Policies and Consolidated Financial Statement Components," to our condensed consolidated financial statements for further credit quality statistics and analysis. We expect that our provision for credit losses will continue to increase modestly in 2024 in relation to expected growth in the underlying Auto Finance receivables.

United States Securities and Exchange Commission October 4, 2024 Page 28

Changes in fair value of loans. The increase in Changes in fair value of loans was largely driven by growth in the underlying receivables (as noted above) as well as changes in assumptions due to recent rules enacted by the CFPB, which, if implemented, would limit the late fees charged to consumers in most instances. For all periods presented, we included asset performance degradation in our forecasts to reflect both changes in assumed asset level economics and the possibility of delinquency rates increasing in the near term (and the corresponding increase in charge-offs and decrease in payments) above the level that current trends would suggest. In recent periods we have removed some of this expected degradation based on observed asset stabilization, implementation of mitigants to a potential change in late fee billings and general improvements in U.S. economic expectations due to the improved inflation environment. See Note 6 "Fair Values of Assets and Liabilities" included herein for further discussion of this calculation. For credit card receivables for which we use fair value accounting, we expect our change in fair value of credit card receivables recorded at fair value to increase commensurate with growth in these receivables. We may, however, adjust our forecasts to reflect macroeconomic events. Thus, the fair values are subject to potentially high levels of volatility if we experience changes in the quality of our credit card receivables or if there are significant changes in market valuation factors (e.g., interest rates and spreads) in the future. Tightened underwriting standards adopted during the second quarter 2022 (and continued in subsequent quarters) shifted new receivable acquisitions to consumers at the higher end of the FICO band in which our bank partners participate, which we expect will lead to improved overall performance of our acquired receivables. When coupled with those existing assets negatively impacted by inflation gradually become a smaller percentage of the outstanding portfolio, we expect to see overall improvements in the measured fair value of our portfolios of acquired receivables. As part of our analysis to determine the fair value of our receivables, we look at several key factors that influence the overall fair value. Qualitative discussion of these factors is as follows:

Gross yield, net of finance charge chargeoffs – We utilize gross yield, net of finance charge chargeoffs in our fair value assessments to best reflect the expected net collected yield on fee billings on our receivables. As the size and makeup of our portfolio fluctuates, or as we experience periods of growth or decline in our acquisition of new receivables, this rate can fluctuate. We have experienced marginal declines in our weighted-average, Gross yield, net of finance charge chargeoffs rate used in our fair value calculations as of June 30, 2024, when compared to rates used as of June 30, 2023 and the first quarter of 2024 largely due to a shift in retail credit receivables acquired that tend to have lower effective yields but also for which we have limited loss exposure due to agreements with retail partners. Our general purpose credit card receivables have experienced an increase in this same rate for the noted periods due to the aforementioned product, policy and pricing changes and tightened underwriting standards. As the acquisition of our retail credit receivables, particularly those noted above, is largely seasonal in nature, we expect this weighted average rate to decrease through the third quarter of 2024 before stabilizing, as new receivables acquired in the fourth quarter of 2024 and early 2025 (largely new credit card receivables) start to make up a larger proportion of our overall pool of receivables.

United States Securities and Exchange Commission October 4, 2024 Page 29

Payment Rate – Our total portfolio payment rate has declined marginally over time largely due the increased relative weight of acquisitions of retail credit receivables to our overall pool of receivables. These receivables tend to include less finance and fee billings which factor into monthly payment amounts (due to associated merchant fee billings which provide us adequate returns of the receivables) and have payment terms that extend over longer periods. As a result, payment rates on retail credit receivables are naturally lower than those associated with our general purpose credit card receivables. This was particularly influenced by strong growth in the aforementioned retail credit receivables acquired during the second quarter that have limited loss exposure that tend to have longer associated terms and lower effective payment rates. This decline in payment rates is not evident in our credit card portfolio which has maintained relatively stable payment rates over the three and six months ended June 30, 2024 and 2023.

Servicing Rate – Our servicing rate has declined marginally over time as we continue to implement processes and strategies to more efficiently and effectively service the accounts underlying our outstanding receivables portfolios. As delinquent accounts tend to have a higher cost of servicing, recent trending declines in our receivables that are 90 or more days past due has also benefit our expectations regarding future costs. We expect our servicing rate will remain relatively consistent over the next several quarters.

Expected Net Principal Credit Loss Rate – Our Expected net principal credit loss rate is chiefly impacted by the relative makeup of receivables within our pools. As we have acquired a higher number of receivables associated with our retail credit accounts for which we have limited loss exposure due to agreements with retail partners, particularly in the second quarter of 2024, our Expected net principal credit loss rate has decreased marginally. Additionally, we have noted reductions in the Expected net principal credit loss rate associated with our general purpose credit card receivables, which have shown (and are expected to continue to show) continued overall improvements in delinquency rates. As the acquisition of our retail credit receivables, particularly those noted above, is largely seasonal in nature, we expect this weighted average rate to marginally decrease through the third quarter of 2024 before stabilizing, as new receivables acquired (largely new credit card receivables) start to make up a larger proportion of our overall pool of receivables.

Discount Rate – Our weighted average discount rate has remained relatively consistent over the past several quarters (and is expected to continue to remain consistent). Primarily impacting modest shifts in our weighted average discount rate are mix shifts in the type of receivables acquired, as different receivable types (general purpose credit card receivables versus retail credit receivables) have different expected return requirements used by third-party market participants. As we have acquired a higher number of receivables associated with our retail credit accounts for which we have limited loss exposure due to agreements with retail partners, our weighted average discount rate has decreased marginally. We consider asset specific financing costs associated with our receivables (coupled with our internal cost of equity capital in agreements that require credit enhancements) as the best indicator of return requirements used by third-party market participants. Recent indications by the Federal Reserve of decreased interest rates could lead to further reductions in our weighted average discount rate if we see a corresponding decrease in return requirements used by third-party market participants.

United States Securities and Exchange Commission October 4, 2024 Page 30

Total operating expenses. Total operating expenses variances for the three and six months ended June 30, 2024, relative to the three and six months ended June 30, 2023, reflect the following:

•

increases in salaries and benefit costs related to both the growth in the number of employees for both the three and six months ended June 30, 2024 and inflationary compensation pressure. We expect some continued increase in this cost in 2024 compared to corresponding periods in 2023 as we expect our receivables to continue to grow and as a result we expect to continue to modestly increase our number of employees;

•

increases in card and loan servicing expenses due to growth in receivables associated with our investments in private label credit and general purpose credit card receivables, which grew to $2,414.7 million outstanding from $2,173.4 million outstanding at June 30, 2024 and June 30, 2023, respectively, and costs associated with the implementation of product, policy, and pricing changes discussed above. As many of the expenses associated with our card and loan servicing efforts are now variable based on the amount of underlying receivables, we would expect this number to continue to grow in 2024 commensurate with growth in our receivables;

•

modest decreases in marketing and solicitation costs for both the three and six months ended June 30, 2024 as total growth in new accounts serviced was in line with combined growth observed in the first and second quarters of 2023. This modest decrease in marketing and solicitation costs for both periods is a direct result of tightened underwriting standards resulting from the planned CFPB restrictions on late fee assessments. As we continue to adjust our underwriting standards to reflect changes in fee and finance assumptions on new receivables, we expect period over period marketing costs for 2024 to increase relative to those experienced in 2023, particularly towards the third and fourth quarters of 2024, although the frequency and timing of increased marketing efforts could vary and are dependent on macroeconomic factors such as national unemployment rates and federal funds rates; and

•

other expenses primarily relate to costs associated with occupancy or other third party expenses that are largely fixed in nature. Some costs including legal expenses and travel expenses are variable based on growth and have grown as we expand our marketing and growth efforts. Increases in this category for the three and six months ended June 30, 2024 when compared to the three and six months ended June 30, 2023 primarily relate to certain nonrecurring costs associated with accounting and legal expenditures. While we expect some increase in these costs as we continue to grow our receivable portfolios, we do not anticipate the increases to be meaningful.

United States Securities and Exchange Commission October 4, 2024 Page 31

Certain operating costs are variable based on the levels of accounts and receivables we service (both for our own receivables and for others) and the pace and breadth of our growth in receivables. However, a number of our operating costs are fixed. As we have significantly grown our managed receivables levels over the past two years with minimal increase in the fixed portion of our card and loan servicing expenses as well as our salaries and benefits costs, we have realized greater operating efficiency.

Notwithstanding our cost management activities, we expect increased levels of expenditures associated with anticipated growth in private label credit and general purpose credit card operations. These expenses will primarily relate to the variable costs of marketing efforts and card and loan servicing expenses associated with new receivable acquisitions. Unknown ongoing potential impacts related to the aforementioned inflation and other global disruptions could result in more variability in these expenses and could impair our ability to acquire new receivables, resulting in increased costs despite our efforts to manage costs effectively.

Noncontrolling interests. We reflect the ownership interests of noncontrolling holders of equity in our majority-owned subsidiaries as noncontrolling interests in our condensed consolidated statements of income. In November 2019, a wholly-owned subsidiary issued 50.5 million Class B preferred units at a purchase price of $1.00 per unit to an unrelated third party. The units carry a 16% preferred return paid quarterly, with up to 6 percentage points of the preferred return to be paid through the issuance of additional units or cash, at our election. The units have both call and put rights and are also subject to various covenants including a minimum book value, which if not satisfied, could allow for the securities to be put back to the subsidiary. In March 2020, the subsidiary issued an additional 50.0 million Class B preferred units under the same terms. A holder of the Class B preferred units may, at its election and with notice, require the Company to redeem part or all of such holder’s Class B preferred units for cash at $1.00 per unit, on or after October 14, 2024. We have included the issuance of these Class B preferred units as temporary noncontrolling interests on the condensed consolidated balance sheets and the associated dividends are included as a reduction of our net income attributable to common shareholders on the condensed consolidated statements of income.

Income Taxes. We experienced effective tax rates of 15.6% and 18.5% for the three and six months ended June 30, 2024, respectively, compared to 22.3% and 23.1% for the three and six months ended June 30, 2023, respectively.

Our effective tax rates for the three and six months ended June 30, 2024 are below the statutory rate principally due to our deduction for income tax purposes of (1) amounts characterized in our condensed consolidated financial statements as dividends on a preferred stock issuance, such amounts constituting deductible interest expense on a debt issuance for tax purposes, and (2) a loss related to our unrecovered investment in a foreign subsidiary—such subsidiary which ceased operations in the three months ended June 30, 2024, and with respect to which we had used “permanently reinvested earnings” accounting in our condensed consolidated financial statements. Offsetting the foregoing items were (1) state and foreign income tax expense including the effects of law changes enacted in the three months ended June 30, 2024 in certain states in which we operate, (2) taxes on global intangible low-taxed income, and (3) deduction disallowance under Section 162(m) of the Internal Revenue Code of 1986, as amended (the “Code”), with respect to compensation paid to our covered employees.

United States Securities and Exchange Commission October 4, 2024 Page 32

Our effective tax rates for the three and six months ended June 30, 2023 are above the statutory rate principally due to (1) state and foreign income tax expense, (2) interest accrued on uncertain tax positions, (3) taxes on global intangible low-taxed income, and (4) deduction disallowance under the Code with respect to compensation paid to our covered employees. Partially offsetting the foregoing items was our deduction for income tax purposes of amounts characterized in our condensed consolidated financial statements as dividends on a preferred stock issuance, such amounts constituting deductible interest expense on a debt issuance for tax purposes.

We report interest expense associated with our income tax liabilities (including accrued liabilities for uncertain tax positions) within our income tax line item on our condensed consolidated statements of income. We likewise report within such line item the reversal of interest expense associated with our accrued liabilities for uncertain tax positions to the extent we resolve such liabilities in a manner favorable to our accruals therefor. Our interest expense was $93 thousand for the six months ended June 30, 2024, and $1.14 million for the six months ended June 30, 2023.

28.

We note your disclosure that your bank partners have taken a number of steps, from modifying products and policies to changing prices in response to recent rules enacted by the CFPB. Please tell us and revise future filings to clarify the amount of coordination you have with your bank partners and/or control you have over the underwriting standards used by the bank related to receivables originated with the flexible technology solutions you provide to them and purchased by you.

Company Response:

We work with our bank partners on an ongoing basis to revise and enhance product offerings they make to consumers using our technology solutions. While our bank partners have the flexibility to unilaterally make changes to program offerings and must approve all changes to existing or new program offerings, we would only be obligated to acquire receivables originated by the bank that utilized mutually agreed upon underwriting standards.

In future filings we will add the following within Note 2. Significant Accounting Policies and Condensed Consolidated Financial Statement Components, Note 6. Fair Values of Assets and Liabilities, and Management's Discussion and Analysis of Financial Condition and Results of Operations:

United States Securities and Exchange Commission October 4, 2024 Page 33

“Recent rules enacted by the Consumer Financial Protection Bureau ("CFPB"), which, if implemented, would limit the late fees charged to consumers in most instances, are expected to adversely impact the revenue recognized on our receivables. In order to mitigate these impacts, we have worked collaboratively with our bank partners to assist them in taking a number of steps, from modifying products and policies (such as further tightening the criteria used to evaluate new loans) to changing prices (including increasing interest rates and fees charged to consumers). While our bank partners have the flexibility to unilaterally make changes to program offerings and must approve all changes to existing or new program offerings, we are only obligated to acquire receivables originated by the bank that utilized mutually agreed upon underwriting standards. We believe these product, policy and pricing changes will offset the negative impact of reduced late fees. The changes will take several quarters to fully implement.”

*     *     *     *     *

The Company appreciates the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call me at (404) 885-3310.

Sincerely, /s/ Paul Davis Fancher Paul Davis Fancher

cc:	William R. McCamey (Atlanticus Holdings Corporation) Mitchell C. Saunders (Atlanticus Holdings Corporation)